*** Confidential Portions Redacted pursuant to Confidential Treatment Application filed with the Commission

April 23, 2015

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Attn: Kevin L. Vaughn

Accounting Branch Chief

RE: UQM Technologies, Inc.

      Form 10-K for fiscal year ended March 31, 2014

      Filed May 29, 2014, File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated April 9, 2015 (for convenience, we have restated the comments from your letter below, followed by our response):

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(f) Inventories, page 35

Comment 1.  We note your response to prior comment 1. Please tell us the amounts of the PowerPhase Pro inventory you reported as raw materials and as finished products, respectively, at March 31, 2014 and December 31, 2014. Briefly describe to us the items you reported as PowerPhase Pro raw materials.

Response:  The table below shows our PowerPhase Pro raw materials and finished products inventory:

PowerPhase Pro Inventory	March 31, 2014	December 31, 2014
Raw materials	$***	$***
Finished products	$***	$***
Total	$7,928,234	$7,804,579

Raw materials inventory consists of specific assemblies and components for the motors and controllers.  There are 30 assemblies and components that make up the bill of materials for the motors, the highest value parts being a motor case with stator, a rotor assembly and an overmold termination pin.  For the

 UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Securities and Exchange Commission

April 23, 2015

controller, there are 53 assemblies and components in the bill of materials, the highest value parts being a controller housing, a capacitor assembly and three printed circuit boards.  Raw materials represents ***% of our total PowerPhase Pro standard cost, so future capitalization of labor and overhead is not expected to be significant and we only expect to incur such costs upon the sale of units.

Comment 2.  Please provide us with a roll-forward of your PowerPhase Pro inventory balance for each of the years ending March 31, 2014 and March 31, 2015 as well as for the nine months ended December 31, 2014. Separately present any deductions to the inventory balance resulting from sales of the inventory and any deductions resulting from other means with an explanation of any such other deductions. In addition, for any deductions from the inventory resulting from sales of the inventory, please specify the revenue recognized relating to those transactions.

Response:  The table below shows a roll-forward analysis of our PowerPhase Pro inventory:

PowerPhase Pro Inventory Roll-Forward	Balance	Corresponding Revenue	Units*
Inventory March 31, 2013	$8,199,590		***
Purchases	191,314
Labor and overhead	57,361
Sales	(445,592)	$***	***
Scrap	(26,581)
Transfers to R&D, shop	(47,858)
Inventory March 31, 2014	$7,928,234		***
Purchases	4,053
Labor and overhead	39,687
Sales	(127,975)	$***	***
Scrap	(4,745)
Transfers to R&D, shop	(34,675)
Inventory December 31, 2014	$7,804,579		***
Purchases	2,625
Labor and overhead	1,942
Sales	(150,016)	$***	***
Scrap	0
Transfers to R&D, shop	(5,522)
Inventory March 31, 2015	$7,653,608		***

*Units at fiscal period ends are average equivalent units calculated by dividing the inventory balance by the unit standard cost.  Units referenced as sales represent actual number of systems sold.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Securities and Exchange Commission

April 23, 2015

Comment 3.  We note your reference in your response to the factors that you considered in your evaluation.  Please address the following:

 •  In the first bullet, you reference demand from customers who had purchased the PowerPhase Pro system in the past. Please quantify for us the amount of sales recorded in fiscal years 2013, 2014 and thus far in fiscal year 2015 from such customers relating to this inventory. Discuss how these actual results compare with the detailed sales forecasts you had made that you state supported the value of the inventory recorded at each period end.

Response:  The table below shows our sales and the related sales forecasts of PowerPhase Pro products to base recurring business customers:

	FY 2013	FY 2014	FY 2015
PowerPhase Pro Revenue	$***	$***	$***
PowerPhase Pro Forecast	$***	$***	$***

In fiscal year 2013, our sales of PowerPhase Pro products were significantly lower than our detailed forecasts at the beginning of the year.  We anticipated large orders and sales from Coda Automotive, but their financial condition quickly deteriorated and they ordered only a handful of systems.  Coda declared bankruptcy in May 2013.

In fiscal year 2014, our sales of PowerPhase Pro products from base business customers actually exceeded our detailed forecasts by $***.

In fiscal year 2015, our sales of PowerPhase Pro products from base customers were lower than our detailed forecasts largely because one customer ordered *** fewer systems than anticipated due to a component issue in another area of the vehicle that caused the customer to stop building until the issue was resolved.  Had these systems shipped, we would have recognized an additional $*** in revenue.  We believe this customer has resolved its component issue and they have informed us that their order level is expected to increase in calendar 2015 and beyond.  In addition, the remaining shortfall from the forecast occurred because, as noted in our first response letter dated April 3, 2015, fiscal year 2015 revenue has been generally impacted by a slow domestic market for electric motor/controller systems which has led to reduced orders from our customers.  This has been true across all of our product lines, including PowerPhase Pro products.

For all these fiscal years, our conclusions about the on-going market demand for PowerPhase Pro products were based not only on the next twelve months of anticipated sales, but also on the two-to-five year forecasts provided by these base business customers.

•  In the second bullet, you reference potential demand from identified customers who were considering purchasing the PowerPhase Pro system but had not yet done so. Please tell us the number of those potential customers you believe were considering purchases at March 31, 2014, and how many have subsequently purchased the PowerPhase Pro system.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Securities and Exchange Commission

April 23, 2015

Response:  At March 31, 2014, *** identified customers were contemplating purchasing PowerPhase Pro systems.

One customer subsequently signed a long-term supply agreement with us, which was being negotiated at March 31, 2014, and is scheduled to take delivery of the initial production systems by October 2015.  This customer’s non-binding forecast included in the supply agreement reflects potential shipments in Years 1, 2 and 3 of ***,  *** and *** units, respectively, volumes sufficient to ***.  The pricing agreed to in the supply agreement ***.

Another customer we were working with provided volume forecasts that could *** over the ensuing four years (Year 1, *** units; Year 2, *** units; Year 3, *** units; Year 4, *** units).  Pricing would have been ***.  After many months of due diligence, the customer ultimately decided not to place an order with us for entirely non-technical reasons.

*** customer purchased *** PowerPhase Pro systems at prices *** for test and performance evaluation.  After a multi-month tryout period, they ultimately chose a different vendor based on specific vehicle attributes.  Their original volume forecast ranged from *** to *** units annually with shipments potentially starting in calendar year 2015.

 •  In the fourth bullet, you refer to your ability to sell the inventory as is or with only minor modifications. Explain this statement in greater detail. Clarify if any of the PowerPhase Pro inventory can be used with other products. For example, clarify if this inventory can be used in the next generation of products you are currently developing.

Response:  The customers who have expressed an interest in PowerPhase Pro products over the next few years are forecasting purchases of the inventory we currently have on-hand, and we do not expect to have to modify these systems in any significant way.  These customers use, or would use, our systems in a variety of applications, and the minor modifications we envision could include custom cable lengths, application specific shafts or electronic components.  The incremental cost impact to the bill of materials as a result of any potential modification is expected to be minimal.

There are certain inventory components that can be used in other product lines.  For example, our electronic controllers utilize modules that can be used in a variety of controller products and have been designed into multiple current product offerings.   However, the value of these interchangeable components is not a significant portion of the overall PowerPhase Pro inventory.

In our product design process, we always endeavor to utilize PowerPhase Pro components where possible.   While it has not been expected that PowerPhase Pro inventory would be used in any material way in our next generation of products, in making our assessment of obsolescence at March 31, 2014, we believed that the product life cycle was still sufficient to absorb the on-hand inventory because of the forecasts our base business and potential customers had provided us.

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901

Securities and Exchange Commission

April 23, 2015

Comment 4.  We note your disclosure that you “charge directly to expense slow moving or obsolete inventory items during the period we assess the value of such inventory to be impaired.” Please explain to us in more detail how you determine inventory items that are slow moving.

Response:  We analyze our inventory to identify slow moving or obsolete items on a periodic basis.  Specifically, we review any parts that have been on hand for the prior twelve-month period with no movements.  For those parts with no movements in the period, we investigate the situation to identify the cause for the lack of movement.  We look at the part to identify if it is on a current saleable bill of material, and if it is we assess the likelihood of future sales of the end product.  If we determine as a result of our analysis that a part is unlikely to be sold and has become impaired, we charge the obsolete inventory item directly to expense in the period the obsolescence is identified. We have identified and reported impairments of $8,828 and $5,047 in FY 2013 and FY2014, respectively.

We evaluate PowerPhase Pro inventory separately from our other inventory to determine whether the inventory is impaired.  Each quarter we analyze the factors we have described to the Commission in our response letters and establish whether there have been any changes in facts and circumstances surrounding our ability to sell this inventory at prices in excess of carrying value.  We are engaged in that evaluation today as we prepare for our filing of Form 10-K for the fiscal year ended March 31, 2015.

In our Form 10-K for fiscal year ended March 31, 2015 soon to be filed with the Commission, we will revise our disclosure to distinguish between slow moving and excess inventory.

We acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss our response.

Very truly yours,

UQM Technologies, Inc.

/s/ David I. Rosenthal

David I. Rosenthal

Treasurer and Chief Financial Officer

*** Confidential Portions Redacted pursuant to Confidential Treatment Application filed with the Commission

UQM TECHNOLOGIES, INC. 4120 SPECIALTY PLACE, LONGMONT, COLORADO 80504  (303) 682-4900  FAX (303) 682-4901